UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Asbury Automotive Group, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

043436104
(CUSIP Number)

STEPHEN RANERI
LIONEYE CAPITAL MANAGEMENT LLC
152 W. 57th Street, 10th Floor
New York, New York 10019
(212) 257-5690

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 10, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 043436104

1	NAME OF REPORTING PERSON LIONEYE MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 766,509
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 766,509
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 766,509*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%*
14	TYPE OF REPORTING PERSON CO

____________________
* Includes 180,725 Shares underlying certain call options exercisable within 60 days hereof.

CUSIP NO. 043436104

1	NAME OF REPORTING PERSON LIONEYE ONSHORE FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 98,624
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 98,624
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,624*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON PN

____________________
* Includes 23,431 Shares underlying certain call options exercisable within 60 days hereof.

CUSIP NO. 043436104

1	NAME OF REPORTING PERSON LIONEYE ADVISORS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 98,624
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 98,624
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,624*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON OO

____________________
* Includes 23,431 Shares underlying certain call options exercisable within 60 days hereof.

CUSIP NO. 043436104

1	NAME OF REPORTING PERSON LIONEYE CAPITAL MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,888,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,888,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,888,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%*
14	TYPE OF REPORTING PERSON OO

____________________
* Includes 358,500 Shares underlying certain call options exercisable within 60 days hereof.

CUSIP NO. 043436104

1	NAME OF REPORTING PERSON STEPHEN RANERI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,888,500
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,888,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,888,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%*
14	TYPE OF REPORTING PERSON IN

____________________
* Includes 358,500 Shares underlying certain call options exercisable within 60 days hereof.

CUSIP NO. 043436104

1	NAME OF REPORTING PERSON ARTHUR ROSEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,888,500
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,888,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,888,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%*
14	TYPE OF REPORTING PERSON IN

____________________
* Includes 358,500 Shares underlying certain call options exercisable within 60 days hereof.

CUSIP NO. 043436104

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.01 par value per share (the “Shares”), of Asbury Automotive Group, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 2905 Premiere Parkway NW, Suite 300, Duluth, Georgia 30097.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	LionEye Master Fund Ltd, a Cayman Islands exempted company (“LionEye Master Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	LionEye Onshore Fund LP, a Delaware limited partnership (“LionEye Onshore”), with respect to the Shares directly and beneficially owned by it;

(iii)	LionEye Advisors LLC, a Delaware limited liability company (“LionEye Advisors”), as the general partner of LionEye Onshore;

(iv)
LionEye Capital Management LLC, a Delaware limited liability company (“LionEye Capital Management”), as the investment manager of LionEye Master Fund, LionEye Onshore and of certain managed accounts (the “LionEye Capital Management Accounts”);

(v)	Stephen Raneri, as a managing member of each of LionEye Capital Management and LionEye Advisors; and

(vi)	Arthur Rosen, as a managing member of each of LionEye Capital Management and LionEye Advisors.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of LionEye Master Fund is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Caymana Bay Grand Cayman KY1-9007, Cayman Islands.  The address of the principal office of each of LionEye Onshore, LionEye Advisors, LionEye Capital Management and Messrs. Raneri and Rosen is 152 West 57th Street, 10th Floor, New York, NY 10019.  The officers and directors of LionEye Master Fund and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)           The principal business of each of LionEye Master Fund and LionEye Onshore is investing in securities.  The principal business of LionEye Advisors is serving as the general partner of LionEye Onshore. The principal business of LionEye Capital Management is serving as the investment manager of LionEye Master Fund, LionEye Onshore and the LionEye Capital Management Accounts. The principal occupation of each of Messrs. Raneri and Rosen is serving as a managing member of LionEye Capital Management.

CUSIP NO. 043436104

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Raneri and Rosen are citizens of the United States of America.  The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by LionEye Master Fund and LionEye Onshore and held in the LionEye Capital Management Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted on Schedule B.  The aggregate purchase price of the 585,784 Shares beneficially owned by LionEye Master Fund is approximately $35,304,538, including brokerage commissions.  The aggregate purchase price of certain call options exercisable into 180,725 Shares beneficially owned by LionEye Master Fund is approximately $601,409, including brokerage commissions. The aggregate purchase price of the 75,193 Shares beneficially owned by LionEye Onshore is approximately $5,233,925, including brokerage commissions.  The aggregate purchase price of certain call options exercisable into 23,431 Shares beneficially owned by LionEye Onshore is approximately $58,623, including brokerage commissions. The aggregate purchase price of the 869,023 Shares held in the LionEye Capital Management Accounts is approximately $55,954,362, including brokerage commissions.  The aggregate purchase price of certain call options exercisable into 154,344 Shares held in the LionEye Capital Management Accounts is approximately $524,326, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were (and continue to be) undervalued and represented an attractive investment opportunity. Consistent with their investment purpose, the Reporting Persons have had or may in the future have discussions with the Issuer’s management, members of the board of directors (the “Board”) and other shareholders and have offered and may offer suggestions and advice to the Issuer regarding measures and changes that would maximize value per share. Such discussions and advice may concern the Issuer’s capital structure and allocation, strategic transactions, governance and other matters that the Reporting Persons deem relevant to their investment in the Issuer.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in further communications with management, the Board and shareholders of the Issuer concerning matters that the Reporting Persons deem relevant to their investment in the Issuer, making proposals to the Issuer designed to maximize value per share, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 043436104

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 30,344,595 Shares outstanding as of July 22, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 23, 2014.

A.	LionEye Master Fund

(a)
As of the close of business on September 19, 2014, LionEye Master Fund beneficially owned 766,509 Shares, including 180,725 Shares underlying certain call options exercisable within 60 days of the date hereof.

Percentage: Approximately 2.5%

(b)	1. Sole power to vote or direct vote: 766,509
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 766,509
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by LionEye Master Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

B.	LionEye Onshore

(a)
As of the close of business on September 19, 2014, LionEye Onshore beneficially owned 98,624 Shares, including 23,431 Shares underlying certain call options exercisable within 60 days of the date hereof.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 98,624
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 98,624
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by LionEye Onshore during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 043436104

C.	LionEye Advisors

(a)	LionEye Advisors, as the general partner of LionEye Onshore, may be deemed the beneficial owner of the 98,624 Shares beneficially owned by LionEye Onshore.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 98,624
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 98,624
4. Shared power to dispose or direct the disposition: 0

(c)
LionEye Advisors has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of LionEye Onshore during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

D.	LionEye Capital Management

(a)
As of the close of business on September 19, 2014, 1,023,367 Shares were held in the LionEye Capital Management Accounts, including 154,344 Shares underlying certain call options exercisable within 60 days of the date hereof.  LionEye Capital Management, as the investment manager of LionEye Master Fund, LionEye Onshore and the LionEye Capital Management Accounts, may be deemed the beneficial owner of the (i) 766,509 Shares beneficially owned by LionEye Master Fund, (ii) 98,624 Shares beneficially owned by LionEye Onshore and (iii) 1,023,367 Shares held in the LionEye Capital Management Accounts.

Percentage: Approximately 6.2%

(b)	1. Sole power to vote or direct vote: 1,888,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,888,500
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by LionEye Capital Management through the LionEye Capital Management Accounts and on behalf of LionEye Master Fund and LionEye Onshore during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

E.	Messrs. Raneri and Rosen

(a)
Each of Messrs. Raneri and Rosen, as a managing member of each of LionEye Capital Management and LionEye Advisors, may be deemed the beneficial owner of the (i) 766,509 Shares beneficially owned by LionEye Master Fund, (ii) 98,624 Shares beneficially owned by LionEye Onshore and (iii) 1,023,367 Shares held in the LionEye Capital Management Accounts.

Percentage: Approximately 6.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,888,500
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,888,500

CUSIP NO. 043436104

(c)
None of Messrs. Raneri or Rosen has entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of LionEye Master Fund, LionEye Onshore and through the LionEye Capital Management Accounts during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

LionEye Master Fund has purchased exchange-listed call options referencing an aggregate of 120,500 Shares, which have an exercise price of $75 per Share and expire on October 18, 2014. LionEye Onshore has purchased exchange-listed call options referencing an aggregate of 15,700 Shares, which have an exercise price of $75 per Share and expire on October 18, 2014. The LionEye Capital Management Accounts have purchased exchange-listed call options referencing an aggregate of 102,300 Shares, which have an exercise price of $75 per Share and expire on October 18, 2014.

LionEye Master Fund has purchased in the over the counter market call options referencing an aggregate of 60,225 Shares, which have an exercise price of $75 per Share and expire on December 18, 2015. LionEye Onshore has purchased in the over the counter market call options referencing an aggregate of 7,731 Shares, which have an exercise price of $75 per Share and expire on December 18, 2015. The LionEye Capital Management Accounts have purchased in the over the counter market call options referencing an aggregate of 52,044 Shares, which have an exercise price of $75 per Share and expire on December 18, 2015.

On September 22, 2014, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among LionEye Master Fund Ltd, LionEye Onshore Fund LP, LionEye Advisors LLC, LionEye Capital Management LLC, Stephen Raneri and Arthur Rosen, dated September 22, 2014.

CUSIP NO. 043436104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 22, 2014

LionEye Master Fund Ltd

By:	/s/ Stephen Raneri
	Name:	Stephen Raneri
	Title:	Director

LionEye Onshore Fund LP

By:	LionEye Advisors LLC General Partner

By:	/s/ Stephen Raneri
	Name:	Stephen Raneri
	Title:	Managing Member

LionEye Advisors LLC

By:	/s/ Stephen Raneri
	Name:	Stephen Raneri
	Title:	Managing Member

LionEye Capital Management LLC

By:	/s/ Stephen Raneri
	Name:	Stephen Raneri
	Title:	Managing Member

/s/ Stephen Raneri
Stephen Raneri

/s/ Arthur Rosen
Arthur Rosen

CUSIP NO. 043436104

SCHEDULE A

Directors and Officers of LionEye Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Brad Cowdroy Director	Director of ICG Management Limited	Landmark Square 64 Earth Close, PO Box 715 Grand Cayman KY1-1107 Cayman Islands	Australia

Boris Onefator Director	Founder and CEO of Constellation Investment Consulting	305 Madison Avenue Suite 2036 New York, NY, 10165	United States of America

Stephen Raneri Director*

____________________
* Mr. Raneri is a Reporting Person and, as such, the information with respect to Mr. Raneri called for by Item 2 of Schedule 13D is set forth therein.

CUSIP NO. 043436104

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

LIONEYE MASTER FUND LTD

Purchase of Common Stock	5,505	67.6134	07/31/2014
Purchase of Common Stock(1)	23,910	67.5300	08/01/2014
Purchase of Common Stock	42,780	68.2840	08/01/2014
Sale of Common Stock(2)	(73,356)	69.6800	09/02/2014
Purchase of Common Stock	900	67.3565	09/12/2014
Purchase of Common Stock	2,134	66.6051	09/15/2014
Purchase of Common Stock	3,610	66.5136	09/15/2014
Purchase of Common Stock	10,712	66.6850	09/17/2014
Purchase of Common Stock	4,016	66.5855	09/17/2014
Purchase of Common Stock	1,003	66.5980	09/17/2014

Purchase of Call Option	54,400(3)	76.9838	07/24/2014
Purchase of Call Option	59,800(3)	76.9229	07/25/2014
Purchase of Call Option	8,300(3)	76.5833	07/28/2014
Purchase of Call Option(1)	5,100(3)	75.9000	08/01/2014
Purchase of Call Option	8,600(3)	75.7500	08/07/2014
Sale of Call Option(2)	(15,700)(3)	75.6000	09/02/2014
Purchase of Call Option	7,528(4)	81.4000	09/17/2014
Purchase of Call Option	37,641(4)	81.4300	09/18/2014
Purchase of Call Option	15,056(4)	81.1293	09/19/2014

LIONEYE ONSHORE FUND LP

Purchase of Common Stock(5)	73,356	69.6800	09/02/2014
Purchase of Common Stock	1,193	66.6850	09/17/2014
Purchase of Common Stock	515	66.5855	09/17/2014
Purchase of Common Stock	129	66.5980	09/17/2014

Purchase of Call Option(5)	15,700(3)	75.6000	09/02/2014
Purchase of Call Option	966(4)	81.4000	09/17/2014
Purchase of Call Option	4,832(4)	81.4300	09/18/2014
Purchase of Call Option	1,933(4)	81.1293	09/19/2014

LIONEYE CAPITAL MANAGEMENT LLC
(Through the LionEye Capital Management Accounts)

Purchase of Common Stock	1,415	67.6134	07/31/2014
Purchase of Common Stock	702	67.6134	07/31/2014
Purchase of Common Stock	1,196	67.6134	07/31/2014
Purchase of Common Stock	1,368	67.6134	07/31/2014
Sale of Common Stock(6)	(8,958)	67.5300	08/01/2014
Purchase of Common Stock	8,127	68.2840	08/01/2014

CUSIP NO. 043436104

Sale of Common Stock(6)	(5,831)	67.5300	08/01/2014
Purchase of Common Stock	6,444	68.2840	08/01/2014
Purchase of Common Stock	244	68.2840	08/01/2014
Sale of Common Stock(6)	(9,121)	67.5300	08/01/2014
Purchase of Common Stock	9,354	68.2840	08/01/2014
Purchase of Common Stock	37,359	68.6485	08/21/2014
Purchase of Common Stock	6,500	68.4032	08/22/2014
Purchase of Common Stock	10,000	68.5750	08/22/2014
Purchase of Common Stock	12,600	72.0172	09/03/2014
Purchase of Common Stock	12,500	71.9019	09/04/2014
Purchase of Common Stock	3,400	71.1652	09/05/2014
Purchase of Common Stock	50,000	71.1450	09/08/2014
Purchase of Common Stock	14,235	70.5757	09/09/2014
Purchase of Common Stock	2,500	68.7177	09/10/2014
Purchase of Common Stock	76,977	68.7177	09/10/2014
Purchase of Common Stock	1,600	68.8365	09/11/2014
Purchase of Common Stock	16,253	68.8365	09/11/2014
Purchase of Common Stock	10,900	67.3565	09/12/2014
Purchase of Common Stock	113,200	67.3565	09/12/2014
Purchase of Common Stock	350	66.5136	09/15/2014
Purchase of Common Stock	345	66.6051	09/15/2014
Purchase of Common Stock	3,941	66.6051	09/15/2014
Purchase of Common Stock	5,840	66.5136	09/15/2014
Purchase of Common Stock	2,089	66.6850	09/17/2014
Purchase of Common Stock	954	66.5855	09/17/2014
Purchase of Common Stock	239	66.5980	09/17/2014
Purchase of Common Stock	1,399	66.6850	09/17/2014
Purchase of Common Stock	672	66.5855	09/17/2014
Purchase of Common Stock	168	66.5980	09/17/2014
Purchase of Common Stock	2,152	66.6850	09/17/2014
Purchase of Common Stock	861	66.5855	09/17/2014
Purchase of Common Stock	215	66.5980	09/17/2014
Purchase of Common Stock	2,455	66.6850	09/17/2014
Purchase of Common Stock	982	66.5855	09/17/2014
Purchase of Common Stock	246	66.5980	09/17/2014

Purchase of Call Option	11,600(3)	76.9838	07/24/2014
Purchase of Call Option	9,100(3)	76.9838	07/24/2014
Purchase of Call Option	11,600(3)	76.9838	07/24/2014
Purchase of Call Option	13,300(3)	76.9838	07/24/2014
Purchase of Call Option	12,800(3)	76.9229	07/25/2014
Purchase of Call Option	10,000(3)	76.9229	07/25/2014
Purchase of Call Option	12,800(3)	76.9229	07/25/2014
Purchase of Call Option	14,600(3)	76.9229	07/25/2014
Purchase of Call Option	1,700(3)	76.5833	07/28/2014
Purchase of Call Option	1,400(3)	76.5833	07/28/2014
Purchase of Call Option	1,700(3)	76.5833	07/28/2014
Purchase of Call Option	1,900(3)	76.5833	07/28/2014
Sale of Call Option(6)	(1,900)(3)	75.9000	08/01/2014
Sale of Call Option(6)	(1,300)(3)	75.9000	08/01/2014
Sale of Call Option(6)	(1,900)(3)	75.9000	08/01/2014
Purchase of Call Option	1,700(3)	75.7500	08/07/2014
Purchase of Call Option	1,300(3)	75.7500	08/07/2014

CUSIP NO. 043436104

Purchase of Call Option	1,900(3)	75.7500	08/07/2014
Purchase of Call Option	1,790(4)	81.4000	09/17/2014
Purchase of Call Option	1,261(4)	81.4000	09/17/2014
Purchase of Call Option	1,614(4)	81.4000	09/17/2014
Purchase of Call Option	1,841(4)	81.4000	09/17/2014
Purchase of Call Option	8,947(4)	81.4300	09/18/2014
Purchase of Call Option	6,307(4)	81.4300	09/18/2014
Purchase of Call Option	8,068(4)	81.4300	09/18/2014
Purchase of Call Option	9,205(4)	81.4300	09/18/2014
Purchase of Call Option	3,579(4)	81.1293	09/19/2014
Purchase of Call Option	2,523(4)	81.1293	09/19/2014
Purchase of Call Option	3,227(4)	81.1293	09/19/2014
Purchase of Call Option	3,682(4)	81.1293	09/19/2014

____________________

(1) Represents a cross trade of securities to LionEye Master Fund Ltd from the LionEye Capital Management Accounts.

(2) Represents a contribution of securities from LionEye Master Fund Ltd to LionEye Onshore Fund LP.

(3) Represents Shares underlying certain exchange-listed call options with an exercise price of $75 per Share. These call options expire on October 18, 2014.

(4) Represents Shares underlying certain over-the-counter call options with an exercise price of $75 per Share. These call options expire on December 18, 2015.

(5) Represents a contribution of securities to LionEye Onshore Fund LP from LionEye Master Fund Ltd.

(6) Represents a cross trade of securities from the LionEye Capital Management Accounts to LionEye Master Fund Ltd.